United States

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

April 13, 2021

Date of Report (Date of earliest event reported)

BCTG Acquisition Corp.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-39485	85-1195036
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

12860 El Camino Real, Suite 300 San Diego, CA	92130
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (858) 400-3120

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	BCTG	The Nadsaq Stock Market LLC

Item 1.01. Entry Into a Material Definitive Agreement

On April 13, 2021, BCTG Acquisition Corp., a Delaware corporation (“BCTG”), entered into an agreement and plan of merger (as it may be amended and/or restated from time to time, the “Merger Agreement”), by and among BCTG, BCTG Merger Sub Inc., a Delaware corporation and a wholly-owned subsidiary of BCTG (“Merger Sub”), and Tango Therapeutics, Inc. (“Tango”).

The Merger Agreement was unanimously approved by all of BCTG’s directors on April 13, 2021. Pursuant to the Merger Agreement, at the closing of the transactions contemplated thereby, Merger Sub will merge with and into Tango (the “Merger”) with Tango surviving the merger as a wholly-owned subsidiary of BCTG (the “Business Combination”). In addition, in connection with the consummation of the Business Combination, BCTG will be renamed “Tango Therapeutics, Inc.”

Consideration

Under the Merger Agreement, BCTG has agreed to acquire all of the outstanding shares of Tango common stock (including any options or warrants exercisable therefor) for $550,000,000 in aggregate consideration, comprising 55,000,000 shares of BCTG common stock, based on a price of $10.00 per share (such shares being referred to herein as the “Merger Consideration”).

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any further action on the part of BCTG, Merger Sub or Tango (after Tango causes each share of Tango preferred stock that is issued and outstanding immediately prior to the consummation of the Business Combination to be automatically converted immediately prior to the consummation of the Business Combination into a number of shares of Tango common stock at the then-effective conversation rate as calculated in accordance with Tango’s organizational documents), each share of Tango common stock issued and outstanding immediately prior to the Effective Time shall be canceled and automatically converted into the right to receive a number of shares of BCTG equal in value to the quotient of the Merger Consideration divided by the fully diluted capitalization of Tango (the “Exchange Ratio”) without interest. Each outstanding Tango option shall be assumed by BCTG and automatically converted into an option to purchase such number of shares of BCTG’s common stock, as adjusted based on the Exchange Ratio. If any shares of Tango common stock issued and outstanding immediately prior to the Effective Time are shares of Tango restricted stock, then the shares of BCTG common stock issued in exchange for such shares of Tango restricted stock shall to the same extent be unvested and subject to the same repurchase option or risk of forfeiture as in effect immediately prior to the Effective Time, and the certificates and/or book entries representing such shares of BCTG common stock shall accordingly be marked with appropriate legends. No certificates or scrip representing fractional shares of BCTG’s common stock will be issued pursuant to the Merger. Stock certificates evidencing the Merger Consideration shall bear restrictive legends as required by any securities laws at the time of the Merger.

BCTG Post-Closing Board of Directors and Executive Officers

Immediately following the closing, BCTG’s board of directors will consist of nine directors, consisting of Barbara Weber, Reid Huber, Alexis Borisy, Malte Peters, Aaron Davis, Mace Rothenberg and Lesley Calhoun. At the closing, all of the executive officers of BCTG shall resign and the individuals serving as executive officers of BCTG immediately after the closing will be the same individuals (in the same offices) as those of Tango immediately prior to the closing.

Stockholder Approval

BCTG will prepare and file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, that will include a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus (the “Proxy Statement”), and call a special meeting of its holders of BCTG common stock to vote at the meeting (the “Special Meeting”). The holders of the majority of the voting power of BCTG’s common stock present in person or represented by proxy at the Special Meeting of BCTG’s stockholders must approve the Merger Agreement, the Business Combination and certain other actions related thereto as provided in the Delaware General Corporation Law, BCTG’s certificate of incorporation and applicable listing rules of The Nasdaq Stock Market LLC.

Representations and Warranties; Covenants

BCTG, Merger Sub and Tango have made customary representations, warranties and covenants in the Merger Agreement, including, among other things, covenants with respect to the conduct of BCTG and Tango prior to the closing of the Business Combination. The parties have also agreed to customary “no shop” obligations. The representations and warranties of BCTG, Merger Sub and Tango will not survive the closing of the Business Combination.

Closing Conditions

The closing of the Business Combination is subject to certain customary conditions of the respective parties, including, among other things, that: (i) applicable stockholder approval shall have been received; (ii) there shall have been no Material Adverse Effect (as defined in the Merger Agreement) with respect to Tango since the date of the Merger Agreement; (iii) the waiting period (or any extension thereof) applicable under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired or terminated; (iv) BCTG shall have at least $5,000,001 of net tangible assets immediately following the closing (after giving effect to the redemption of public shares by BCTG’s public stockholders); (v) BCTG shall have proceeds at the closing of the Business Combination, comprised of amounts held in trust and amounts raised pursuant to the Subscription Agreements (as defined below), net of any amount required to satisfy the redemptions and net of BCTG’s expenses (the “Closing Cash”) of at least $300 million (subject to the Closing Cash Shortfall provision described below); (vi) BCTG’s initial listing application in connection with the Transactions (as defined in the Merger Agreement) shall have been approved by The Nasdaq Capital Market (“Nasdaq”) so that immediately following the Merger, BCTG satisfies any applicable initial and continuing listing requirements of Nasdaq; (vii) certain Tango stockholders shall have delivered a lock-up agreement; and (viii) BCTG and certain Tango stockholders shall have entered into the BCTG Amended and Restated Registration Rights Agreement (as defined below).

Termination

The Merger Agreement may be terminated by BCTG or Tango under certain circumstances, including, among others; (i) by mutual written consent of BCTG and Tango; (ii) by either BCTG or Tango if the closing of the Business Combination has not occurred on or before September 30, 2021; (iii) by BCTG or Tango if BCTG has not obtained the necessary stockholder approvals; or (iv) by BCTG if Tango has not timely delivered written consent of the Tango stockholders to the Merger Agreement.

The foregoing summary of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the actual Merger Agreement, which is filed as Exhibit 2.1 hereto, and which is incorporated by reference herein.

Additional Agreements to be Executed at the Signing of the Merger Agreement

PIPE Subscription Agreements

BCTG entered into subscription agreements (the “Subscription Agreements”) dated as of April 13 , 2021, with certain institutional and accredited investors, pursuant to which, among other things, BCTG agreed to issue and sell, in a private placement to close immediately prior to the closing of the Business Combination, an aggregate of 18,610,000 shares of BCTG common stock for $10.00 per share (the “PIPE Shares”) for a total of $186,100,000.00.

Pursuant to the Subscription Agreements, BCTG agreed that, within 30 calendar days after the closing of the Business Combination, BCTG will file with the SEC (at BCTG’s sole cost and expense) a registration statement registering the resale of the PIPE Shares (the “PIPE Resale Registration Statement”), and BCTG shall use its commercially reasonable efforts to have the PIPE Resale Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day after the consummation of the Transactions (or the 90th calendar day after the consummation of the Transactions if the PIPE Resale Registration Statement is reviewed by, and comments thereto are provided by, the SEC) following the closing of the Business Combination and (ii) the 5th business day after the date BCTG is notified (orally or in writing, whichever is earlier) by the SEC that the PIPE Resale Registration Statement will not be “reviewed” or will not be subject to further review.

The foregoing description of the Subscription Agreements does not purport to be complete and is qualified in its entirety by the terms and conditions of the form of the Subscription Agreement filed as Exhibit 10.1 hereto and incorporated by reference herein.

Support Agreements

In connection with the Merger Agreement, certain directors and holders of equity securities of Tango each entered into a support agreement (the “Company Support Agreement”) with BCTG and Tango, pursuant to which each such director and holder of equity securities of Tango agrees to vote the shares of Tango capital stock beneficially owned by them in favor of each of the proposals to be included in the applicable written consent of stockholders, to take all actions reasonably necessary to consummate the Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement. Promptly after the execution of the Merger Agreement, certain additional stockholders of Tango will enter into the Company Support Agreement.

 The foregoing description of the Company Support Agreement is qualified in its entirety by reference to the full text of the form of Company Support Agreement, a copy of which is included as Exhibit A to the Merger Agreement, filed as Exhibit 10.2 to this Current Report on Form 8-K, and incorporated herein by reference.

In connection with the execution of the Merger Agreement, BCTG Holdings, LLC, the sponsor of BCTG (the “Sponsor”) entered into a support agreement (the “Parent Support Agreement”) with Tango and BCTG, pursuant to which BCTG Holdings, LLC agrees to vote all shares of BCTG common stock beneficially owned by it in favor of each of the proposals to be presented at the Special Meeting, to take all actions reasonably necessary to consummate the Business Combination and to vote against any proposal that would prevent the satisfaction of the conditions to the Business Combination set forth in the Merger Agreement.

The foregoing description of the Parent Support Agreement is qualified in its entirety by reference to the full text of the form of Parent Support Agreement, a copy of which is included as Exhibit B to the Merger Agreement, filed as Exhibit 10.3 to this Current Report on Form 8-K, and incorporated by reference herein.

Affiliate Share Purchases

In connection with the signing of the Merger Agreement, an affiliate of Boxer Capital, a member of the Sponsor, agreed to purchase 800,000 shares of BCTG’s common stock from two holders of public shares at a price of $11.00 per share.

Closing Cash Shortfall

The Sponsor and Tango have agreed that if the Closing Cash is less than $300,000,000 (such deficit, the “Shortfall”), the Sponsor shall have the option either increasing its cash investment amount in BCTG by purchasing additional shares of BCTG common stock up to the amount of the Shortfall, or securing investments in BCTG common stock from other investors.

Additional Agreements to be Executed at Closing

The Merger Agreement provides that, upon consummation of the Transactions, BCTG will enter into the following additional agreements.

BCTG Amended and Restated Registration Rights Agreement

At the closing, BCTG will enter into an amended and restated registration rights agreement (the “BCTG Amended and Restated Registration Rights Agreement”) with certain existing stockholders of BCTG with respect to the shares of BCTG common stock they own at the closing, and certain Tango stockholders of BCTG with respect to the Merger Consideration. The BCTG Amended and Restated Registration Rights Agreement will require BCTG to, among other things, file a resale shelf registration statement on behalf of the stockholders no later than 30 days after the closing of the Business Combination. The BCTG Amended and Restated Registration Rights Agreement will also provide certain demand registration rights and piggyback registration rights to such stockholders, subject to underwriter cutbacks and issuer blackout periods. BCTG will agree to pay certain fees and expenses relating to registrations under the BCTG Amended and Restated Registration Rights Agreement.

The foregoing description of the BCTG Amended and Restated Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of such agreement, a copy of which is included as Exhibit G to the Merger Agreement, filed as Exhibit 10.4 to this Current Report on Form 8-K, and incorporated herein by reference.

Lock-up Agreement

In connection with the closing of the Business Combination, certain stockholders of Tango will enter into a lock-up agreement (the “Stockholder Lock-Up Agreement”) with BCTG, pursuant to which each will agree, subject to certain customary exceptions, not to:

(i)	offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any shares of BCTG common stock or securities convertible into or exercisable or exchangeable for BCTG common stock held by it immediately after the Effective Time, or enter into a transaction that would have the same effect;

(ii)	enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of any of such shares, whether any of these transactions are to be settled by delivery of such shares, in cash or otherwise; or

(iii)	publicly announce the intention to make any offer, sale, pledge or disposition, or to enter into any transaction, swap, hedge or other arrangement, or engage in any “Short Sales” (as defined in the Stockholder Lock-up Agreement) with respect to any security of BCTG;

until the date that is 180 calendar days after the consummation of the Business Combination; provided, however, that the restrictions set forth in the Lock-up Agreement shall not apply to (1) transfers or distributions to such stockholders current or former general or limited partners, managers or members, stockholders, other equityholders or other direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) or to the estates of any of the foregoing; (2) transfers by bona fide gift to a member of the stockholder’s immediate family or to a trust, the beneficiary of which is the stockholder or a member of the stockholder’s immediate family for estate planning purposes; (3) by virtue of will, intestate succession or the laws of descent and distribution upon death of the stockholder; (4) pursuant to a qualified domestic relations order, in each case where such transferee agrees to be bound by the terms of Stockholder Lock-up Agreement; (5) establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of Restricted Securities. Notwithstanding the foregoing, if after consummation of the Business Combination, there is a “Change of Control” of BCTG (as defined in the Lock-up Agreement), all of the shares shall be released from the restrictions set forth therein.

The foregoing description of the Stockholder Lock-Up Agreements is qualified in its entirety by reference to the full text of the form of Stockholder Lock-up Agreement, a copy of which is included as Exhibit D to the Merger Agreement, filed as Exhibit 10.5 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

The disclosure set forth above in Item 1.01 of this Current Report on Form 8-K is incorporated by reference herein. The PIPE Shares will not be registered under the Securities Act of 1933, as amended (the “Securities Act”) in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act and/or Regulation D promulgated thereunder.

Item 7.01 Regulation FD Disclosure

On April 14, 2021 Tango issued a press release announcing the execution of the Merger Agreement. Attached hereto as Exhibit 99.1 and incorporated into this Item 7.01 by reference is the copy of the press release.

Attached hereto as Exhibit 99.2 and incorporated into this Item 7.01 by reference is the investor presentation that will be used by BCTG in making presentations to certain existing stockholders of BCTG and other persons with respect to the Transaction.

The information in this Item 7.01 (including Exhibits 99.1 and 99.2) is being furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act , or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

Important Information and Where To Find It

In connection with the proposed Business Combination described herein, BCTG intends to file relevant materials with the SEC, including a Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus. Promptly after filing its definitive proxy statement with the SEC, BCTG will mail the definitive proxy statement and a proxy card to each stockholder entitled to vote at the Special Meeting relating to the transaction. INVESTORS AND STOCKHOLDERS OF BCTG ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE TRANSACTION THAT BCTG WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BCTG, TANGO AND THE TRANSACTION. The definitive proxy statement, the preliminary proxy statement and other relevant materials in connection with the transaction (when they become available), and any other documents filed by BCTG with the SEC, may be obtained free of charge at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BCTG and its directors and executive officers may be deemed participants in the solicitation of proxies from BCTG’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in BCTG will be included in the proxy statement for the proposed Business Combination and be available at www.sec.gov. Additional information regarding the interests of such participants will be contained in the proxy statement for the proposed Business Combination when available. Information about BCTG’s directors and executive officers and their ownership of BCTG common stock is set forth in BCTG’s prospectus, dated September 2, 2020, as modified or supplemented by any Form 3 or Form 4 filed with the SEC since the date of such filing. Other information regarding the interests of the participants in the proxy solicitation will be included in the proxy statement pertaining to the proposed business combination when it becomes available. These documents can be obtained free of charge from the sources indicated above.

Tango and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of BCTG in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination will be included in the proxy statement for the proposed Business Combination.

Forward-Looking Statements

This Current Report on Form 8-K and the documents incorporated by reference herein (this “Current Report”) contain certain “forward-looking statements” within the meaning of “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “target,” “believe,” “expect,” “will,” “shall,” “may,” “anticipate,” “estimate,” “would,” “positioned,” “future,” “forecast,” “intend,” “plan,” “project,” “outlook” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Examples of forward-looking statements include, among others, statements made in this Current Report regarding the proposed transactions contemplated by the Merger Agreement and the Subscription Agreements, including the benefits of the Merger, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the Merger. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on BCTG’s and Tango’s managements’ current beliefs, expectations and assumptions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Actual results and outcomes may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause actual results and outcomes to differ materially from those indicated in the forward-looking statements include, among others, the following: (1) the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; (2) the outcome of any legal proceedings that may be instituted against BCTG and Tango following the announcement of the Merger Agreement and the transactions contemplated therein; (3) the inability to complete the proposed Business Combination, including due to failure to obtain approval of the stockholders of BCTG and Tango, certain regulatory approvals, or satisfy other conditions to closing in the Merger Agreement; (4) the occurrence of any event, change, or other circumstance that could give rise to the termination of the Merger Agreement or could otherwise cause the transaction to fail to close; (5) the failure to meet the minimum cash requirements of the Merger Agreement due to BCTG stockholder redemptions and the failure to obtain replacement financing; (6) the inability to complete the concurrent PIPE; (7) the failure to meet projected development and production targets; (8) the impact of COVID-19 pandemic on Tango’s business and/or the ability of the parties to complete the proposed Business Combination; (9) the inability to obtain or maintain the listing of BCTG’s shares of common stock on Nasdaq following the proposed Business Combination; (10) the risk that the proposed Business Combination disrupts current plans and operations as a result of the announcement and consummation of the proposed Business Combination; (11) the ability to recognize the anticipated benefits of the proposed Business Combination, which may be affected by, among other things, competition, the ability of Tango to grow and manage growth profitably, and retain its key employees; (12) costs related to the proposed Business Combination; (13) changes in applicable laws or regulations; (14) the possibility that BCTG or Tango may be adversely affected by other economic, business, and/or competitive factors; (15) risks relating to the uncertainty of the projected financial information with respect to Tango; (16) risks related to the organic and inorganic growth of Tango’s business and the timing of expected business milestones; (17) the amount of redemption requests made by BCTG’s stockholders; and (18) other risks and uncertainties indicated from time to time in the final prospectus of BCTG for its initial public offering dated September 2, 2020 filed with the SEC and the Registration Statement on Form S-4, that includes a preliminary proxy statement/prospectus, and when available, a definitive proxy statement and final prospectus relating to the proposed Business Combination, including those under “Risk Factors” therein, and in BCTG’s other filings with the SEC. BCTG cautions that the foregoing list of factors is not exclusive. BCTG and Tango caution readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. BCTG and Tango do not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in their expectations or any change in events, conditions, or circumstances on which any such statement is based, whether as a result of new information, future events, or otherwise, except as may be required by applicable law. Neither Tango nor BCTG gives any assurance that either Tango or BCTG, or the combined company, will achieve its expectations.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.

Item 9.01. Financial Statements and Exhibits

(d)	Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of April 13, 2021 by and among BCTG Acquisition Corp., BCTG Merger Sub Inc. and Tango Therapeutics, Inc.
10.1	Form of Subscription Agreement, dated as of April 13, 2021 by and among BCTG Acquisition Corp. and certain institutional and accredited investors
10.2	Form of Company Support Agreement by and among BCTG Acquisition Corp., certain stockholders of Tango Therapeutics, Inc. and Tango Therapeutics, Inc. (included as Exhibit A to exhibit 2.1)
10.3	Form of Parent Support Agreement (included as Exhibit B to exhibit 2.1)
10.4	Form of Amended and Restated Registration Rights Agreement (included as Exhibit G to exhibit 2.1)
10.5	Form of Stockholder Lock-Up Agreement (included as Exhibit D to exhibit 2.1)
99.1**	Press Release dated April 14, 2021
99.2**	Investor Presentation dated April 14, 2021

*	Schedules and exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission.
**	Furnished but not filed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: April 14, 2021

BCTG ACQUISITION CORP.

By:	/s/ Aaron I. Davis
Name:	Aaron I. Davis
Title:	Chief Executive Officer